Exhibit II-2

(English Language Summary)

Supplementary Materials Regarding the Management Integration with FamilyMart Co., Ltd. for the 45th Annual General Meeting of Shareholders of UNY Group Holdings Co., Ltd., dated as of May 4, 2016

A fair and accurate summary of the material provisions of Sections 1 through 7 of the above-mentioned foreign language document is included in “Notice of Convocation of the 45th Annual General Meeting of Shareholders of UNY Group Holdings Co., Ltd.,” dated as of May 4, 2016, furnished as Exhibit 15 to Form CB filed with the Securities and Exchange Commission on April 28, 2016. The above-mentioned foreign language document also included a section entitled “Q&A about the Company’s Share in Connection with the Absorption-Type Merger,” which has been translated into English and is set forth below in full.

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Q&A about the Company’s Share in Connection with the Absorption-Type Merger

Q1: What is an absorption-type merger?

A1: An absorption-type merger is a type of merger in which one company is merged into another company and all rights and obligations of the absorbed company (here, the Company) will be succeeded to by the surviving company (here, FamilyMart). FamilyMart will change its company name to “FamilyMart UNY Holdings Co., Ltd.” on the effective date of the absorption-type merger (scheduled on September 1, 2016). Furthermore, upon the consummation of the absorption-type merger, the CVS business of FamilyMart (the “Integrated Company”), which will succeed to all rights and obligations of the Company, will be transferred to Circle K Sunkus Co., Ltd. (“Circle K Sunkus”), a wholly-owned subsidiary of the Company, by way of an absorption-type demerger (a merger form in which the rights and obligations of a company are succeeded to by another company). Circle K Sunkus will change its company name to “FamilyMart Co., Ltd.” on the effective date of the absorption-type demerger (scheduled on September 1, 2016).

Q2: Do I need to take any actions in connection with the absorption-type merger?

A2: No.

Q3: When and to whom will FamilyMart shares be allocated as part of the absorption-type merger with FamilyMart?

A3: FamilyMart shares will be allocated to each Company shareholder on September 1, 2016 (Thursday) based on the shareholders’ register as of the end of August 31, 2016 (Wednesday). Allocated shares will be tradable on the stock exchange starting on September 1, 2016 (Thursday).

Q4: How many FamilyMart shares will be allocated to me as part of the absorption-type merger? What is the trading unit of FamilyMart shares?

A4: Common shares in FamilyMart will be allocated to each Company shareholder at a ratio of 0.138 common shares in FamilyMart for each common share in the Company. Each unit of FamilyMart shares is comprised of 100 shares in FamilyMart (as is each unit of Company shares at present). Accordingly, FamilyMart shares are tradable in multiples of 100 shares.

Q5: What should I do with my less-than-one-unit shares following the merger?

A5: Shareholders may choose either of the following two options:

1.	Keep less-than-one-unit shares

No procedure is required.

2.	Request the repurchase of less-than-one-unit shares

After September 1, 2016 (Thursday), you may request that the Integrated Company (FamilyMart UNY Holdings Co., Ltd.) repurchase such shares of less-than-one-unit from you. Please ask your share brokerage firm (or, for special accounts, your account management institution) for details about the required procedures.

Q6: As a result of the absorption-type merger, I will receive a fractional share of FamilyMart. What should I do with this fractional share?

A6: For those shareholders of the Company who will receive a fractional share of FamilyMart, your fractional shares will be sold via stock exchange along with all other fractional shares pursuant to applicable laws and regulations, and an amount equivalent to the value of such fractional share will be paid to you and such other fractional shareholders in cash. For instance, a shareholder who owns 1,200 shares of the Company will receive

165.6 (= 1,200×0.138) shares of FamilyMart. In this case, the shareholder will receive 165 shares of FamilyMart and an amount equivalent to 0.6 shares of FamilyMart will be paid to such shareholder in cash. The Integrated Company will provide further details on the payment method for shareholders who receive fractional shares in early October 2016.

Q7: When is the last day I can trade my Company shares in the market?

A7: The Company is scheduled to be delisted on August 29, 2016 (Monday) and the last trading day of the Company will be August 26, 2016 (Friday), one business day prior to the delisting.

Q8: How will the interim dividends on my Company shares for the 46th period be paid?

A8: All shareholders who are listed or registered in the Company’s shareholders’ register as of the end of August 31, 2016 (Wednesday) will be entitled to receive interim dividends for the 46th period. The Integrated Company is scheduled to make these dividend payments, with a target payment date of early November 2016.

Q9: What will happen to the shareholder hospitality programs after the merger?

A9: The Integrated Company will discuss and review the shareholder hospitality programs as appropriate. As for the Company’s shareholder hospitality program for the 2016 fiscal year, all shareholders who owned more than one unit share (100 shares) based on the Company’s shareholders’ register as of February 29, 2016 (Monday) will continue to receive the same benefits thereunder as before.